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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

REIS, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
75936P 105
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:

Taylor H. Wilson, Esq.
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219-7673
(214) 651-5000

CUSIP No.	75936P 105

1	NAMES OF REPORTING PERSONS Southwell Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		902,700

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		902,700

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	902,700

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	75936P 105

1	NAMES OF REPORTING PERSONS Southwell Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		902,700

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		902,700

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	902,700

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	75936P 105

1	NAMES OF REPORTING PERSONS Southwell Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		902,700

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		902,700

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	902,700

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	75936P 105

1	NAMES OF REPORTING PERSONS Wilson S. Jaeggli

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		902,700

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		902,700

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	902,700

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1.
(a)	Name of Issuer
REIS, Inc.
(b)	Address of Issuer’s Principal Executive Offices
530 Fifth Avenue, New York, New York 10036

Item 2.
(a)	Name of Person Filing
This statement is jointly filed by and on behalf of Southwell Partners, L.P., Southwell Management, L.P., Southwell Holdings, LLC, and Wilson S. Jaeggli. Southwell Management is the general partner of Southwell Partners and may be deemed to beneficially own securities owned and/or held by and/or for the account and/or benefit of Southwell Partners. Southwell Holdings is the general partner of Southwell Management and may be deemed to beneficially own securities owned and/or held by and/or for the account and/or benefit of Southwell Management. Mr. Jaeggli is the managing director of Southwell Holdings and may be deemed to beneficially own securities owned and/or held by and/or for the account and/or benefit of Southwell Holdings.
Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
Each of the reporting persons may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.
(b)	Address of Principal Business Office or, if none, Residence
The address of the principal business office of each of the reporting persons is 1901 North Akard, 2nd Floor, Dallas, Texas 75201.
(c)	Citizenship
See Item 4 on the cover page(s) hereto.
(d)	Title of Class of Securities
Common Stock
(e)	CUSIP Number
75936P 105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:
(a) ☐	A Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) ☐	A Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	A group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)	Amount beneficially owned: See Item 9 on the cover page(s) hereto.

(b)	Percent of class: See Item 11 on the cover page(s) hereto.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.
(ii)	Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.

Item 5.	Ownership of 5% or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Each of the reporting persons may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

Item 9.	Notice of Dissolution of Group
Each of the reporting persons may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

Item 10.	Certifications
(a) Not Applicable
(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
Each reporting person certifies that, after reasonable inquiry and to the best of such reporting person’s knowledge and belief, the information set forth in this statement is true, complete and correct.

Southwell Partners, L.P. By: Southwell Management, L.P. Its: General Partner By: Southwell Holdings, LLC Its: General Partner
By:	/s/ Wilson S. Jaeggli
	Name:	Wilson S. Jaeggli
	Title:	Managing Director
	Date:	February 10, 2009

Southwell Management, L.P. By: Southwell Holdings, LLC Its: General Partner
By:	/s/ Wilson S. Jaeggli
	Name:	Wilson S. Jaeggli
	Title:	Managing Director
	Date:	February 10, 2009

Southwell Holdings, LLC
By:	/s/ Wilson S. Jaeggli
	Name:	Wilson S. Jaeggli
	Title:	Managing Director
	Date:	February 10, 2009

Wilson S. Jaeggli
By:	/s/ Wilson S. Jaeggli
	Name:	Wilson S. Jaeggli
	Date:	February 10, 2009

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Joint Filing Agreement (incorporated herein by reference from Exhibit 99.1 to the Schedule 13G relating to the common stock of the issuer filed January 16, 2007 by the reporting person(s) with the Commission)